October 9, 2012

H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	YPF Sociedad Anónima Form 20-F for the Fiscal Year Ended December 31, 2011, Filed May 16, 2012, File No. 1-12102

Dear Mr. Schwall:

Thank you for your letter dated September 25, 2012 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2011 (the “2011 20-F”) of YPF Sociedad Anónima (“YPF”, also referred to in this letter as the “Company” and “we”).

To facilitate the Staff’s review, we have reproduced the captions and comments from the Staff’s September 25, 2012 comment letter in bold text in our response set forth in Annex I.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

•	YPF is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	YPF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your time and cooperation in these matters, and we are available to discuss any of our responses with you at your convenience.  In that connection, please do not hesitate to contact the undersigned in Buenos Aires at 54-11-5441-5531 or fax: 54-11-5441-2113; Diego De Vivo and Fernando Lattuca of Deloitte, our external auditors, at 54-11-4320-2700 (ext. 2221) and 54-11-4320-2700 (ext. 3177), or our counsel, Talbert Navia and Allen Miller of Chadbourne & Parke LLP, at 212-408-5316 (fax: 646-710-5316) and 212-408-5454 (fax: 646-710-5454).

Very truly yours,

/s/ Daniel Gonzalez
Daniel Gonzalez Chief Financial Officer

ANNEX I

Information on the Company, page 22

Exploration and Production, page 29

Changes in our proved undeveloped reserves during 2011, page 38

1.
We note your response to comment 2 in our letter dated July 25, 2012. Please clarify whether all proved undeveloped reserves will be developed within five years of initially booking them as proved, or tell us why the specific circumstances justify a longer time. Please see Rule 4-10(a)(31) of Regulation S-X. Please also refer to Questions 108.01 and 131.03 in the Oil and Gas Rules Compliance and Disclosure Interpretations, available at http://www.sec.gov/division/corpfin/guidance/oilandgas-interp.htm.

We acknowledge the Staff’s comment and we further advise the Staff that, as of December 31, 2011 we estimate our proved undeveloped reserves related to gas wells and to primary and secondary oil recovery projects will be developed within five years from its initial booking date. These projects account for approximately 78% of our proved undeveloped reserves as of December 31, 2011.

Additionally, we further advise the Staff that Gas Compression Projects in Loma La Lata, which account for the remaining approximately 22% of our proved undeveloped reserves as of December 31, 2011, have already started development. We estimate that first stage of these projects will be developed within five years from its initial booking. The last compression stage, which accounts for approximately 8% of our proved undeveloped reserves as of December 31, 2011 (representing approximately 2% of our proved reserves as of such date), we estimate will be developed within approximately 7 years from its booking date according to expected compression needs based on current (and consequently expected) reservoir behavior.

We confirm to the Staff that in future filings we will include additional disclosure related to proved undeveloped reserves to let users of financial information understand our estimation about development of our proved undeveloped reserves, such as the information previously described in this letter and as applicable.